BALCOR PENSION INVESTORS - II
                                 P.O. Box 7190
                        Deerfield, Illinois 60015-7190

May 28, 1996

Dear Investor:

     On May 20, 1996, Walton Street Capital Acquisition Co. II, L.L.C.
("Walton Street") announced an unsolicited offer to purchase up to 28,053 (approximately 33%) of the limited partnership interests ("Units") of Balcor Pension Investors-II (the "Partnership") at a price of $249 per Unit. Balcor Mortgage Advisors ("Balcor"), your general partner, makes no recommendation and is remaining neutral with respect to this offer and suggests that you consider the following factors in making your decision to accept or reject this offer:

     1. The Partnership engaged Alex. Brown & Sons, Incorporated ("Alex. Brown") to prepare a current liquidation value of the Partnership. The Alex. Brown definition of current liquidation value assumes an orderly liquidation of the remaining assets of the Partnership over a 12 month period. The Alex. Brown value as of March 31, 1996 is $356-362 per Unit for those investors who purchased their Units after December 31, 1981 (depending upon assumptions made about prepayment penalties) and $401-408 per Unit for those investors who purchased their Units on or prior to December 31, 1981 ("Early Investors"). This value includes the first quarter distribution which was paid in April, 1996 in the amount of $6.00 per Unit. Therefore, the net Alex. Brown value is $350-356 per Unit and $395-402 per Unit for Early Investors (the Alex. Brown opinion of value is attached to this letter). The Walton Street offer is 71% - 70% of the net Alex. Brown value, respectively, and 63%-62%, respectively, for Early Investors.

     Additionally, as you know, the Partnership receives valuations quarterly from Valuation Counselors Group and Darby & Associates ("Darby"). The Darby valuation represents the value of a Unit based upon the present value of the Partnership's projected future cash flows and the sale of the Partnership's assets within the next 12 months. As such, it is not intended to represent the value for which a Unit could be liquidated today and therefore is different from the Alex. Brown value. The Darby valuation as of March 31, 1996 is $386 per Unit and $442 per Unit for Early Investors. The net Darby value (after deducting the first quarter distribution of $6.00 per Unit) is $380 per Unit and $436 per Unit for Early Investors. The Walton Street offer is 66% and 57% of the net Darby value, respectively.

     2. The Partnership has six remaining assets of which one is a mortgage loan and five are operating properties. As previously communicated to investors, the Partnership is now in its liquidation stage and the strategy is to sell or otherwise dispose of its remaining assets by the end of 1997. In that regard, the Partnership has entered into a contract to sell Cumberland
Pines apartments and a letter of intent to sell Sherwood Acres (Phases I and II) apartments. The negotiated price for Cumberland Pines is substantially the same as the Alex. Brown valuation for this property. However, the negotiated price for Sherwood Acres is approximately 28% higher than the Alex. Brown valuation for this property. If both sales are consummated the net proceeds from these two assets alone would result in a distribution of proceeds to holders of Units of approximately $188 per Unit or approximately 76% of the Walton Street offer. No assurance can be given that the transaction with respect Cumberland Pines will be closed, or that a contract will be entered into with respect to Sherwood Acres (Phases I and II) Apartments, or what the final distribution will be if either or both of the transactions are consummated. The other assets in the Partnership are being marketed for sale and proceeds will be distributed to investors upon their sale or disposition.

     3. The Partnership continues to repurchase Units (as described in the Partnership's original prospectus) from Limited Partners through the Early Investment Incentive Fund (the "Fund"). Currently, the Fund owns approximately 7,310 Units (8.6% of the total outstanding Units). The Fund purchases Units on a first-come first-served basis. The purchase price for Units by the Fund is equal to 95% of the Partnership's most recent valuation less any distributions made subsequent to the valuation date. The Fund most recently purchased 272 Units for $363.60 per Unit and 95 Units for $319.90 per Unit during the fourth quarter of 1995. Approximately 990 Units are currently on a waiting list to be purchased by the Fund. The General Partner believes that, based upon its projections of cash being deposited into the Fund for the purchase of Units, the Fund will be able to purchase all 990 Units on the waiting list plus approximately 50 additional Units during the first six months of 1996. Dollars available to the Fund to repurchase Units are limited and, therefore, there may not be sufficient dollars available to repurchase all Units on a current basis if more Units are offered to the Fund than cash is available to repurchase Units. If you are interested in selling Units to the Fund, you may call (800) 422-5267 for further information.

     4. As of March 31, 1996, the Partnership had cash reserves of approximately $27.12 per Unit, which represents 11% of Walton Street's offering price. This cash reserve has been adjusted to deduct the quarterly distribution of $6.00 which was declared as of March 31, 1996 and paid in mid-April, 1996. Based upon current operations, the Partnership currently expects to make a distribution of $6.00 per Unit in mid-July, 1996. If you elect to tender your Units to Walton Street, this distribution will either be paid directly to Walton Street or deducted from their offering price for your Units.

     5. The most recent issue of Partnership Spectrum (April/May 1996) indicates that the Units traded in a range from $258 to $285 during the sixty day period ended March 31, 1996, reflecting 10 trades. These prices do not reflect commissions that may be payable by the sellers to third parties, so that the actual proceeds received by a seller may be reduced. Due, in part, to the inefficiencies of these secondary markets, there can be no assurance that future secondary trades will result in similar trading prices.

     6. As noted in the Walton Street offering materials, Walton Street is making its offer with a view to making a profit, and there is accordingly a conflict between Walton Street's desire to acquire the Units at a low price and the desire of the Limited Partners to sell their Units at a high price. However, for Limited Partners who desire immediate cash, Walton Street's offer potentially provides you with an opportunity to immediately liquidate your investment in the Partnership.

     Under the terms of Walton Street's offer, they cannot, until June 17, 1996, purchase and pay for any Units tendered prior to that time, and you may withdraw Units tendered to Walton Street at any time prior to 12:00 midnight on June 17, 1996. If you wish to retain your Units, you need not take any action regarding the Walton Street offer.
     Balcor will continue to act in the manner that Balcor believes is in the best interest of the Limited Partners. However, Limited Partners should consult with their personal tax and legal advisors prior to accepting the Offer and tendering their Units.

     Balcor strongly urges you to read carefully the attached Schedule 14D-9 for a more thorough discussion of the above and other factors. We have omitted the Exhibits to the Schedule 14D-9 but will deliver them, as well as the Partnership's Form 10-Q for the quarter ended March 31, 1996, to you at the Partnership's expense if you call 1-800-422-5267.

                              Very truly yours,

                              /s/Thomas E. Meador

                              Thomas E. Meador, Chairman
                              Balcor Mortgage Advisors